Putnam Asset Allocation Funds
77e attachment
3/31/04 Semi-Annual

On April 8, 2004, Putnam Management entered into agreements with the Securities and Exchange
Commission and the Massachusetts Securities
Division representing a final settlement of all charges brought against Putnam Management by those agencies on October 28, 2003 in connection with excessive short-term trading by Putnam employees and, in the case of the charges brought by the Massachusetts Securities Division, by participants in some Putnam-administered
401(k) plans. The settlement with the SEC requires Putnam Management to pay $5 million in disgorgement plus a civil monetary penalty of $50 million, and the settlement with the Massachusetts Securities Division requires
Putnam Management to pay $5 million in restitution and an administrative fine of $50 million.
The settlements also leave intact the process established under an earlier partial settlement with the SEC under which Putnam Management agreed to pay the amount of restitution determined by an independent consultant, which may exceed the disgorgement and restitution amounts speci-fied above, pursuant to a plan to be developed by the independent consultant.

Putnam Management, and not the investors in any Putnam fund, will bear all costs, including restitution, civil penalties and associated legal fees stemming from both of these proceedings.
The SECs and Massachusetts Securities
Divisions allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain Putnam funds. Putnam
Management has agreed to bear any costs
incurred by Putnam funds in connection with these lawsuits. Based on currently available information, Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the funds is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

Review of these matters by counsel for Putnam
Management and by separate independent
counsel for the Putnam funds and their independent
Trustees is continuing. The funds may
experience increased redemptions as a result of these matters, which could result in increased transaction costs and operating expenses.